September 9, 2004

Mail Stop 0408

By U.S. Mail and facsimile to +1 (607) 925-9613

Mr. Brian C. Doutaz
President and Chief Executive Officer
Alton Ventures, Inc.
12880 Railway Avenue - Unit 35
Richmond, British Columbia  V7E 6G4
CANADA

Re:	Alton Ventures, Inc.
	Form SB-2 filed on August 10, 2004
	File Number  333-118077

Dear Mr. Doutaz:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. You filed on EDGAR the geological report as the cover letter.
Please include a cover letter in your next filing and file the geological report as an exhibit. Refer to Item 601 of Regulation
S-
B.

Prospectus - page 2

2. Please insert language to the effect that if you fail to sell the minimum number of shares you will refund in full all proceeds
"promptly" as required by Rule 10b-9 under the Exchange Act.
Revise
throughout the prospectus.

Summary Prospectus - page 6

3. Please delete the second sentence of the first paragraph. A summary, by its nature, is not complete. Delete the reference to the summary overview not containing all the information the investor should consider. Refer to Rule 503(a).

Summary Information about Alton Ventures, Inc. - page 6

4. Several parts of the registration statement discuss the sale of securities, however, the discussions do not contain adequate analysis concerning compliance with the securities laws. The third paragraph of this section discusses the sale of securities without analysis of complying with the securities laws. Please include an analysis in this regard or refer the reader to another section of the registration statement that discusses such analysis. Other areas of the registration statement that need further elaboration include but are not limited to the first paragraph of page 7, the fifth (Section
4(2) and Regulation S) and sixth paragraphs on page 24, the last section of page 25, page 33 discussing Section 4(2) and Regulation S before "Description of the Property," and Section (a) on page 43.

Risk Factors - page 7

5. Include a risk factor explaining the immediate dilution for purchasers of this offering from $0.10 per share to $0.0081 per share. The information disclosed in the section, "Dilution of the Price You Pay for Your Shares," including at the top of pages 17 and
24, can be used as a source.

6. Please disclose any concentration of voting power by management after the issuance of shares (i.e., current shareholders, officers or directors retain voting power that differs from that of new shareholders, provisions under the company`s bylaws or articles of incorporation that favor management or directors in any way, etc.).

Because there is no public trading market for our common stock...- page 11

7. Include after "negotiate your own sale" at the end of the sentence
"in accordance with the U.S. securities laws."

8. We note that you state, "[i]f we fail to start...our exploration program...we will cease operations" and later disclose, "[n]o money will be refunded to you if we sell the minimum of the 800,000 shares." This seems to let you raise the minimum amount and retain the proceeds without beginning exploration. Please clarify.

After the offering existing shareholders will still be able to elect all of our directors... - page 11

9. Please disclose as part of the risk factor the price per share at which the current shareholders and the prospective shareholders bought their shares.

Cautionary Statement... - page 11

10. Please remove all references to the Litigation Reform Act.
That
Act does not apply to initial public offerings.

Comparative Data - page 16

11. Disclose the identity of the founding shareholder and the existing shareholders as part of the chart.

Directors and Executive Officers - page 20

12. Consider including as a risk factor the fact that none of your officers or directors has professional or technical accreditation in the mining business.

13. Please disclose whether or not you have an audit committee financial expert in accordance with Item 401 of Regulation S-B.

Conflicts of Interest - page 21

14. Please summarize your disclosure in this section and present it as a risk factor.

15. Please provide us with a copy of your code of ethics, post it on your website when you have one, or disclose that you will provide a copy of your code of ethics in accordance with Item 406(c)(3) of Regulation S-B.

Proposed exploration Program - Plan of Operation - page 29

16. It looks as if you could complete phase I of the planned exploration, which you estimate to cost $19,500, without additional financing as you already have $22,849 in cash reserves as of June
30,
2004.  Please clarify.

Management`s Discussion, Analysis of Financial Condition and
Results
of Operations - page 30

17. While you describe plans for phases II and III, you also seem to not have a long-range plan. For example, on page 31, the company states, "[i]f we cease operations, we don`t know what we will do and we don`t have any plans to do anything in that event." Please clarify and consider this as a risk factor.

Geological Setting - page 36

18. At the end of this paragraph, please include qualifying disclosure such as you have in the last risk factor on page 8.

Certain Relationships and Related Transactions - page 42

19. Please include in this section the information disclosed regarding related parties on page F-8.

Market Information - page 43

20. You state that no restricted shares are eligible for resale pursuant to Rule 144, however, on page 23 you also state that because it has been greater than two years since the shares restricted under
Rule 144 were acquired, a total of 5,000,000 shares can be sold at this time pursuant to Rule 144. Please clarify.

Signatures - page 51

21. Please clearly designate the identity of (a) your controller or principal accounting officer and (b) your authorized representative, as you are a foreign filer. Refer to "Instructions for Signatures" on Form SB-2 and Item 601 of Regulation S-B.


Financial Statements

Note 1 Summary of Significant Accounting Policies

Mineral Interests - page F-8

22. Please disclose the number and estimated fair value of common shares issued for mineral properties. If no shares have been issued for mineral properties, revise your disclosure accordingly.

Note 3 Option Agreements on Mineral Interests - page F-9

23. Please tell us where the $4,000 cash payment made in November of
2001 for the Omineca Option Agreement is recorded in the financial statements.

Note 5 Income Taxes - page F-10

24. Please revise to disclose total tax assets and total tax liabilities. Refer to paragraph 43 of SFAS 109.

Exhibit 23.1 Independent Auditors Consent

25. Please have your auditors revise their consent to appropriately reference the heading under which they are referred in the prospectus. There is no "Experts" section in the prospectus.

26. Please have your auditors revise their consent to remove reference to the use of their report appearing in the Selected
Financial Data. There is no "Selected Financial Data" section in the prospectus.

Exhibit 23.2 Author S Consent

27. Please have the author of the geological report revise his consent to appropriately reference the heading under which he is referred in the prospectus.

*	*	*

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heidi Smetzer at (202) 824-5463 or Donald A. Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 824-5301 or me at (202) 942-1760 with any other
questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc:	Brian McDonald, Esq.
	5781 Cranley Drive
	West Vancouver, British Columbia  V7W 1T1
	CANADA
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Mr. Brian C. Doutaz
Alton Ventures, Inc.
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